EXHIBIT 12.1
WEBSTER FINANCIAL CORPORATION
Calculation of Ratio of Earnings
to Fixed Charges

	At or for the Three
	Months Ended
	March 31,		At or for the Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
		(in thousands, except ratios)

Ratio of Earnings to Fixed Charges
Including interest on deposits(1)	1.42	1.58	1.38	1.77	1.84	1.99	1.79
Excluding interest on deposits(2)	2.54	2.33	1.98	2.64	2.54	2.80	2.61

a Net income	$35,036	$43,852	$133,790	$185,855	$153,833	$163,248	$152,732
b Income taxes	16,186	20,338	59,283	87,301	68,898	79,772	73,965
c Interest exp on deposits	87,630	62,354	310,199	188,437	120,606	111,311	146,162
d Interest exp on borrowings	32,982	47,995	195,989	166,069	143,341	133,888	140,144
e Interest exp on Webster Preferred Capital Corporation preferred shares	216	216	863	863	863	863	863

(1) (a+b+c+d+e)/(c+d+e)
(2)(a+b+d+e)/(d+e)